PJT PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	65,472,033
Investments		35,132,000
Accounts receivable, net of allowance for doubtful accounts of $1,801,152		22,931,078
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $54,923		36,617
Due from affiliates		6,318,672
Deferred tax asset		61,051
Other assets		2,409,217
TOTAL ASSETS	$	132,360,668

LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	2,513,045
Taxes payable		870,794
Other liabilities		325,000
Due to affiliates		276,411
TOTAL LIABILITIES		3,985,250
PARTNERS' CAPITAL		128,375,418
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	132,360,668

See notes to financial statements.